Exhibit 3.41

OPERATING AGREEMENT

OF

TENCORR CONTAINERBOARD, LLC

THIS OPERATING AGREEMENT (this “Agreement”) of TENCORR CONTAINERBOARD, LLC, a Nevada limited liability company (the “Company”), is adopted as of October 1, 2010 (the “Effective Date”), by ROCKTENN – SOUTHERN CONTAINER, LLC, a Delaware limited liability company, as the sole member of the Company (the “Sole Member”), and is consented to by Robert McIntosh as the organizer of the Company (“Organizer”).

1. The Company was formed as a limited liability company under the Nevada Revised Statutes (the “Act”), pursuant to Articles of Organization that were filed by the Organizer on the Effective Date with the Secretary of State of Nevada. The Sole Member is the sole member of the Company and, as such, owns one hundred percent (100%) of the membership interests in the Company. The membership interests in the Company are uncertificated.

2. This Agreement is the operating agreement of the Company as provided for by the Act. The Company shall be governed by the Act and this Agreement.

3. As provided in the Act, the entire management of the Company is vested in the Sole Member as the sole member of the Company. The Sole Member may delegate all or any part of its authority regarding the management of the business and affairs of the Company to any one or more persons or appoint other officers or agents of the Company, who shall exercise such powers and perform such duties as the Sole Member shall from time to time determine. The Sole Member, in its capacity as a member of the Company, shall not be liable for any debts, obligations or liabilities of the Company.

4. The Sole Member shall not be liable to the Company or any member for any action or omission taken in managing the business or affairs of the Company except loss or damage resulting from intentional misconduct or knowing violation of law.

5. To the fullest extent permitted under Section 86.371 of the Act, or any successor provision, the Company shall indemnify the Sole Member and make advances for expenses to the Sole Member with respect to such matters to the maximum extent permitted under applicable law. The Company may indemnify all other employees and agents of the Company to the fullest extent permitted by law to the extent determined by the Sole Member.

6. The Sole Member intends that the Company be disregarded as a separate entity for Federal income tax purposes pursuant to Treasury Regulations § 301.7701-3. Accordingly, no election to the contrary shall be filed by or on behalf of the Company and all income, gain, loss, deduction and credit of the Company shall be reported by the Sole Member on its returns.

7. This Agreement may be amended by the Sole Member or any subsequent member or members of the Company; provided that any such amendment be executed by the member or members owning one hundred percent (100%) of the membership interests of the Company at the time such amendment is executed.

8. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

IN WITNESS WHEREOF, the Sole Member has duly executed this Operating Agreement as of the Effective Date.

SOLE MEMBER:

ROCKTENN - SOUTHERN CONTAINER, LLC

By:
Its:	EVP CFO CAO

CONSENTED TO:

/s/ Robert B. McIntosh
Robert McIntosh, as Organizer

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